Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading Analytics Perfects Functionality of TickAnalyst Release Candidate 2.0

EDMONTON, ALBERTA - (February 18th, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) is pleased to announce that it has released to its wholly-owned subsidiary, Titan Trading USA LLC (“TTU”), Release Candidate 2.0 of its TickAnalyst software platform. TickAnalyst is a fully integrated, scalable algorithmic trading system that, in addition to its existing base model packages, incorporates several countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TickAnalyst has the capability to analyze the fastest data feeds available from the world’s stock exchanges. With ultra high-speed analysis capabilities, TickAnalyst is designed to execute thousands of trades per second on a single platform with a high probability of success for each trade.

TickAnalyst Release Candidate 2.0 has undergone rigorous in-house testing with Titan’s engineers and traders at its facilities in London, New York, Atlanta and West Palm Beach. TickAnalyst’s functionality, stability, and scalability have been tested with both real time and historical market data and all expectations and objectives for this release have been met or exceeded.

Dr. Ken Powell, President and Chief Executive Officer of Titan stated, "This new release is the result of over 10 years of hard work and determination by our development, programming, trading and engineering teams to create a revolutionary money management tool for use in today’s financial markets. We have programmed highly refined trading methods and logic into our TickAnalyst product offerings, enabling us to analyze thousands of stocks, monitor their activity at every trade, and execute real-time trades based on the software’s algorithmic calculations. The infrastructure we have assembled to support this software platform allows us to perform thousands of trades per second, exponentially more than any conventional trading desk could ever manage. This is an exciting time for our company and we are looking forward to the implementation of our asset management revenue model in the weeks to come."

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
(780) 438-1239
www.titantrading.com

Or

Remark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Victoria Stepanova: vstepanova@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.